ADVANCED GROWING SYSTEMS, INC.

c/o Lyle J. Mortensen CPA	Telephone (678) 387-5061
3050 Royal Boulevard, So. #135	Facsimile (678) 387-5065
Alpharetta, GA 30022	email lylemort@aol.com

January 11, 2008

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Growing Systems, Inc.
Form 10-SB, File No. 0-52572

Dear Mr. Owings:

Please note a change in address and facsimile number for the Company. This has also been changed on page one of the current amendment to Form 10-SB. Chris Nichols will remain the contact at the new address. I can still be reached at (817) 416-2533 and my fax remains (817) 416-2535. I will be unavailable from January 6, 2008 through January 16, 2008. Questions should be addressed to either Chris Nichols or Dan Dunn at (678) 387-5061 during this period.

The following are the responses of management to your letter of December 21, 2007 and the numbers indicated are referenced to your comment number in the letter:

Our Growth Strategies, page 9

Q1. We note your revisions in response to comment 4 in our letter dated October 4, 2007. However, please further revise your growth strategies to indicate more clearly the timeline for and anticipated cost of:

•	expanding existing nurseries and establishing new locations;

•	becoming a wholesale nursery goods supplier; and

•	increasing marketing activity and distribution.

A1. This section has been revised to more clearly indicate the timeline and anticipated costs for the expansion program of the Company.

Plan of Operations, page 12

Q2. Please quantify the growth you refer to at your two new locations in Braselton and Marietta and at your original Alpharetta location.

A2. The first paragraph of this item on page 12 has been revised to quantify the growth that has occurred in the three nursery locations. These numbers are based on the preliminary unaudited numbers and are subject to adjustment, if any, upon completion of the definitive audited financial statements for the fiscal year ended September 30, 2007.

Executive Compensation, page 19

Q3. Your Directors Compensation table continues to include the caption “Changes in Pension Value and…” which follows the format set forth in Regulation S-K and not Regulation S-B. Please revise.

A3.	The caption “Changes in Pension Value and” has been deleted from the Director Compensation Table.

Q4. We note you revised your Summary Compensation Table to include the current fiscal year ended September 30, 2007. You should similarly update the other disclosure regarding executive compensation, such as Grants of Plan-Based Awards, Outstanding Equity Awards, Director Compensation Table, etc. Please revise.

A4. Director Compensation Table and related information has been revised to reflect the information for the current fiscal year ended September 30, 2007.

Interim Consolidated Financial Statements, page F-16

General

Q5. In light of the significant changes in your stockholders’ equity accounts since the end of the most recently completed fiscal year, please provide an analysis of the changes in each caption of stockholders’ equity in a note or separate statement. The analysis should be presented in the form of a reconciliation of the beginning balance to the ending balance for each period for which an income statement is presented with all significant reconciling items described by appropriate captions.

A5. In order to show the significant changes in the stockholders’ equity accounts a Consolidated Statement of Changes in Shareholders’ Equity has been added to the unaudited June 30, 2007 financial statements.

Consolidated Statements of Operations, page F-17

Q6. You reflect a preferred stock dividend of $(608,854) for the three months ended June 30, 2007 while on page F-22 you disclose that the preferred stock dividend was $(351,495) for the same period. It appears the amount reflected on the statement of operations may represent the preferred stock dividend for the three months ended March 31, 2007. Please revise as appropriate.

A6. The Consolidated Statements of Operations on page F-17 has been corrected to reflect the proper amount of the preferred stock dividend and the related computation(s) have been revised.

Consolidated Statements of Cash Flows, page F-18

Q7.	Please tell us what the line item captioned Warrants Issued with Series A Convertible Preferred represents.

A7. This item has been deleted. The disclosure of this item was a carryover from a previous version and has been deleted in connection with the corrected computations of the warrants and related beneficial conversion feature.

Note 4 – Notes Payable, page F-20

Q8. We reviewed your response to comment 16 in our letter dated October 4, 2007. Please revise your disclosure regarding the valuation of warrants issued in connection with notes payable to include the information provided in your response letter. Similarly revise notes 5 and 6 to explain your valuation of the restricted shares issued to your Chief Financial Officer and the warrants issued in connection with your preferred stock.

A8. Additional disclosure has been added to note 4 in connection with the valuation of the restricted stock used with the computation of the discount and warrants underlying the promissory notes issued in 2006. Footnote 5 has been modified to include additional disclosure for management’s opinion on the fair value of the stock issued to the Chief Financial Officer in February 2007. The information has been revised and additional disclosures have been included in Note 6 in connection with the valuation of the warrants issued in connection with the preferred stock.

Note 6 – Private Placement of Series A Preferred Stock, page F-22

Q9. We reviewed your response to comment 17 in our letter dated October 4, 2007. Please tell us the basis for the method used to estimate the fair value of the convertible preferred stock, as it appears to us that your valuation may not reflect the full fair value of the preferred stock, but rather, the fair value of the embedded conversion feature. Also tell us why it is reasonable that the fair value of the preferred stock would be significantly less than the fair value of the common stock into which the preferred stock is convertible. Additionally, please consider whether further revisions to your computations are necessary in light of the following:

•

The denominator in the computation of the effective conversion rate should be based on the number of common shares into which the preferred shares are convertible, which appears to be 6 million shares, as opposed to 3 million shares.

•

Likewise, the total intrinsic value of the beneficial conversion feature should be based on the 6 million shares into which the preferred shares appear to be convertible multiplied by the per share intrinsic value of the beneficial conversion feature.

A9. Management agrees that the conversion rate should be computed based on the number of common shares into which the preferred shares are convertible. Therefore, in the example previously attached the number of shares was increased to 6 million shares as opposed to the 3 million shares. The value of the intrinsic value of the beneficial conversion feature was revised in order to utilize the 6 million shares multiplied by the per share intrinsic value of the beneficial conversion feature. Due to the value of the beneficial conversion feature, as revised, being in excess of the value of the net proceeds received, the net proceeds received was allocated to the beneficial conversion feature and amortized as a dividend to the preferred shareholders. In EITF Issue No. 00-27 the Task Force reached the conclusion that the most favorable conversion price that would be in effect at the conversion date, assuming there are no changes to the current circumstances except for the passage of time, should be used to measure the intrinsic value of an embedded conversion option. The purchase agreement calls for a reduction in the conversion price of 50% after one year. Therefore, the effective price would be reduced from $.50 to $.25 after one year, or the passage of time as indicated in EITF 00-27. This would result in an increase in the issue of double the shares called for in the original agreement. Management has used this assumption in the valuation of the embedded conversion options. An allocation between the preferred stock issued and the related embedded conversions was made. However, since the valuation of the embedded conversion option was in excess of the preferred stock, Management has allocated the net proceeds received to the embedded conversion option in accordance with EITF Issue 98-5.

Q10. Please revise your disclosure to more clearly and accurately explain your accounting for the private placement of preferred stock with warrants. Similarly revise your related disclosure on page 27 under the section titled Preferred Stock, Attached Warrants and Beneficial Conversion Feature.

A10. Additional disclosure has been added to the Preferred Stock, Attached Warrants and Beneficial Conversion Feature section on page 27 of Form 10-SB.

Very truly yours,

/s/ Lyle J. Mortensen CPA, CFO
Lyle J. Mortensen CPA, CFO